Filed by Chittenden Corporation Pursuant to Rule 425

under the Securities Act of 1933

Subject Company: Community Bank & Trust Company

FDIC Certificate Number 33011

This filing relates to a press release dated October 18, 2007 issued by Chittenden Corporation. The following is a copy of the press release.

Chittenden Corporation 2 Burlington Square P.O. Box 820 Burlington, Vermont 05402-0820 802-658-4000	Kirk W. Walters (802) 660-1561

For Immediate Release

October 18, 2007	56/07

Chittenden Corporation Reports 11% Higher Earnings and Announces Quarterly Dividend

Burlington, VT – Chittenden Corporation (NYSE:CHZ) Chairman, President and Chief Executive Officer, Paul A. Perrault, today announced earnings for the quarter ended September 30, 2007 of $24.0 million, or $0.51 per diluted share, compared to $21.7 million or $0.47 per diluted share for the same period a year ago. For the first nine months of 2007, GAAP earnings were $53.1 million or $1.15 per diluted share. Core earnings (non-GAAP) for the first nine months of 2007 were $65.6 million or $1.42 per diluted share , compared to $62.9 million or $1.34 per diluted share for the same period of a year ago. Chittenden also announced its quarterly dividend of $0.22 per share, which will be paid on November 9, 2007 to shareholders of record on October 26, 2007.

In making the announcement, Perrault said, “I am pleased to report to shareholders that our fundamentals continue to be strong and growing, as our style of banking attracts deeper relationships with our customers and prospects in our market.”

THIRD QUARTER 2007 FINANCIAL HIGHLIGHTS

•	Earnings per share were up 8% from the third quarter of 2006.

•	Commercial loans increased 6% (1) from September 30, 2006 with continued solid growth in C&I and commercial real estate loans.

•	Net interest margin increased 19 basis points to 4.33% from the second quarter of 2007 and 10 basis points from the third quarter of 2006.

•	Investment management and trust income increased 17% (1) from the same period a year ago.

•	Net charge-offs remained low at 4 basis points and Chittenden’s allowance for credit losses was conservatively maintained at 1.35% of total loans. (2)

•	The tangible capital ratio of 6.72% remained strong at September 30, 2007.

ASSETS

Total assets increased $449 million from a year ago to $6.9 billion at September 30, 2007. Total loans increased 12% or $559 million from September 30, 2006 to $5.2 billion at the end of the third quarter of 2007. Merrill Merchants Bank contributed total assets of $525 million and total loans of $360 million at June 30, 2007. Excluding Merrill Merchants, the loan increases were attributable to growth in the commercial loan portfolio, which was partially offset by lower consumer lending activities. Chittenden’s securities portfolio declined by 25% from the third quarter of 2006 to $919 million at September 30, 2007. The decrease in the securities portfolio from September 30, 2006 was primarily utilized for the common stock repurchases, and to fund loan growth.

(1)	Excluding Merrill Merchants Bank
(2)	Excluding municipal loans

Chittenden Corporation 2 Burlington Square P.O. Box 820 Burlington, Vermont 05402-0820 802-658-4000	Kirk W. Walters (802) 660-1561

For Immediate Release

LIABILITIES

Total deposits were up $310 million from September 30, 2006 and $134 million from June 30, 2007. The increase on a linked quarter basis was primarily driven by normal seasonal inflows from Chittenden’s municipal and captive insurance customers. Excluding Merrill Merchants, which contributed $360 million in deposits at June 30, 2007, the year-over-year decrease was attributable to declines in savings, NOW and CMA/money market deposits which were partially offset by higher levels of CDs.

Borrowings at September 30, 2007, were $285 million, an increase of $62 million from September 30, 2006, and a decline of $120 million from June 30, 2007. The increase from a year ago related to the acquisition of Merrill Merchants. The decline on a linked quarter basis was due to the July 1, 2007 redemption of Chittenden’s $125 million of 8.0% trust preferred securities (“TPS”). The redemption of the TPS reduced interest costs and increased the net interest margin approximately 7 basis points in the third quarter of 2007.

NET INTEREST MARGIN

Net interest income on a tax equivalent basis for the three months ended September 30, 2007 was $68.1 million, which was up $4.6 million from the same period a year ago. The increase in net interest income was primarily attributable to the acquisition of Merrill Merchants. Chittenden’s net interest margin for the third quarter of 2007 was 4.33%, an increase of 19 basis points on a linked quarter basis and 10 basis points from the third quarter of 2006. The increases in the net interest margin for both periods were primarily driven by the redemption of the TPS and the securities portfolio repositioning in the second quarter of 2007.

NONINTEREST INCOME

Noninterest income was $21.4 million for the third quarter of 2007 as compared to $16.1 million for the same period a year ago. The increase was driven by higher investment management and trust revenue, other noninterest income and $1.7 million from Merrill Merchants. The higher investment management and trust revenue was a result of increased assets under management and higher sales at Chittenden Securities, LLC. Other noninterest income increased $3.9 million due to a gain on the sale of MasterCard shares of $2.4 million and the recognition in 2006 of a $372,000 loss related to the early termination of the interest rate swaps on Chittenden’s TPS and the reduction of $275,000 in accrued interest on income tax refunds.

NONINTEREST EXPENSE

Noninterest expense was $52.0 million for the third quarter of 2007, an increase of $6.0 million from the same period a year ago and a decrease of $542,000 from the second quarter of 2007. The increase in noninterest expense from the third quarter of 2006 was primarily due to the operating costs of Merrill Merchants ($3.3 million) and higher levels of incentive compensation ($2.0 million). On a linked quarter basis the decline in noninterest expense was driven by lower legal expenses and non-recurring merger costs of $4.1 million, which was partially offset by operating costs at Merrill Merchants of $2.1 million and higher incentive accruals of $2.0 million.

Chittenden Corporation 2 Burlington Square P.O. Box 820 Burlington, Vermont 05402-0820 802-658-4000	Kirk W. Walters (802) 660-1561

For Immediate Release

INCOME TAXES

The effective income tax rate was 29.8% in the third quarter of 2007 and 29.2% for the first nine months of 2007 compared with 30.3% and 32.3% for the respective periods in 2006. The lower effective income tax rates were primarily attributable to higher low income housing credits as well as a first quarter 2007 change in the tax accounting method for a customer list intangible related to a prior acquisition.

CREDIT QUALITY

The provision for credit losses was $2.0 million, which was up from both the same period of a year ago and on a linked quarter basis. The increase was primarily due to higher net charge-offs and commercial loan growth. NPAs were $29.1 million at September 30, 2007, flat with June 30, 2007 and an increase of $3.0 million from the same period a year ago. NPAs as a percentage of total loans at the end of the third quarter of 2007 were 56 basis points, which was consistent with the third quarter of 2006 and down on a linked quarter basis. Net charge-offs as a percentage of average loans were 4 basis points compared to 3 basis points for the same quarter of 2006. The increase from the third quarter of last year was primarily due to higher consumer loan charge-offs. As a percentage of total loans, the allowance for credit losses excluding municipal loans was 1.35%, down 5 basis points from the similar period in 2006 and 2 basis points from the second quarter of 2007.

PENDING MERGERS AND ACQUISITIONS

On June 27, 2007, the Company announced that it had signed a definitive merger agreement to be acquired by People’s United Financial, Inc. (“People’s United Financial”), in a stock and cash transaction valued at approximately $1.9 billion of which approximately 55% is in cash and 45% in People’s United Financial stock. The transaction, which is expected to close in the first quarter of 2008, remains subject to approvals by regulators and the Company’s shareholders. At closing, Chittenden shareholders will have the right, subject to proration, to elect to receive cash or People’s United Financial common stock, in either case having a value equal to $20.35 plus the product of .8775 times the average closing price of People’s United Financial shares for the five day period prior to the closing. People’s United Financial currently operates 160 branches, 75 of which offer seven-day banking in Super Stop & Shop locations across Connecticut. Chittenden currently has 133 branches in New England through six bank subsidiaries.

On June 4, 2007, the Company announced that it had signed a definitive merger agreement to acquire Community Bank & Trust Company (“Community Bank”), for approximately $124.1 million in cash and stock as of announcement date. The acquisition is expected to close in the fourth quarter of 2007; however completion of the acquisition remains subject to the approval of the shareholders of Community Bank, as well as various regulatory agencies. Under the terms of the merger agreement, October 24, 2007 has been set as the deadline for shareholders of Community Bank to elect to receive $33.37 per share in cash, with total cash consideration of approximately $33.4 million (assuming all stock options are cashed out at closing), or 1.1293 shares of Chittenden common stock for each share of Community Bank stock they own, with total stock consideration of approximately 3.1 million shares of Chittenden common stock. In addition, October 24, 2007 has been set as the shareholder meeting to approve the Chittenden and Community Bank merger. As a result of the transaction, Community Bank will merge into Ocean Bank.

Chittenden Corporation 2 Burlington Square P.O. Box 820 Burlington, Vermont 05402-0820 802-658-4000	Kirk W. Walters (802) 660-1561

For Immediate Release

Chittenden is a bank holding company headquartered in Burlington, Vermont. Through its subsidiary banks1, Chittenden offers a broad range of financial products and services to customers throughout Northern New England, Massachusetts and Connecticut, including deposit accounts and services; commercial and consumer loans; insurance; and investment and trust services to businesses, individuals, and the public sector. Chittenden’s news releases, including earnings announcements, are available on its website.

This press release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Chittenden intends for these forward-looking statements to be covered by the safe harbor provisions for forward- looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of complying with these safe harbor provisions. These forward-looking statements are based on current plans and expectations, which are subject to a number of risk factors and uncertainties that could cause future results to differ materially from historical performance or future expectations.

These differences may be the result of various factors, including, among others: (1) changes in general, national or regional economic conditions; (2) changes in loan default and charge-off rates; (3) reductions in deposit levels necessitating increased borrowings to fund loans and investments; (4) changes in interest rates; (5) changes in levels of income and expense in noninterest income and expense-related activities; (6) competition and its effect on pricing, spending, third-party relationships and revenues; (7) failure of the parties to satisfy the closing conditions for the Chittenden/Community Bank merger or the People’s United Financial/Chittenden merger in a timely manner or at all; (8) failure to obtain governmental approvals of either merger, or imposition of adverse regulatory conditions in connection with such approvals; (9) failure of the Community Bank shareholders to approve the Chittenden/Community Bank merger or the Chittenden shareholders to approve the People’s United Financial Chittenden merger; (10) costs or difficulties related to the integration of the businesses following the completion of each merger; and (11) disruptions to Chittenden’s business as a result of the announcement and pendency of the People’s United Financial/Chittenden merger.

For further information on these risk factors and uncertainties, please see Chittenden’s filings with the Securities and Exchange Commission, including Chittenden’s Annual Report on Form 10-K for the year ended December 31, 2006. Chittenden undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or other changes.

Additional Information about the Mergers and Where to Find It

Chittenden and People’s United Financial have filed and will be filing relevant documents concerning their transaction with the Securities and Exchange Commission, including a registration statement on Form S-4. Furthermore, Chittenden and Community Bank have filed relevant documents concerning their transaction with the SEC and the Federal Deposit Insurance Corporation, including a registration statement on Form S-4. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 CONTAINING A PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER DOCUMENTS FILED WITH THE SEC AND/OR THE FDIC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. Investors are able to obtain those documents filed with the SEC free of charge at the SEC’s website (http://www.sec.gov). In addition, documents can be obtained, without charge, by directing a request to Chittenden Corporation, 2 Burlington Square, Burlington, Vermont 05402-0820, Attention: General Counsel.

Chittenden and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Chittenden in connection with the People’s United Financial/Chittenden merger. Chittenden and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Community Bank in connection with the Chittenden/Community Bank merger. Information about the directors and executive officers of Chittenden and information about any other persons who may be deemed participants in each transaction will be included in the applicable proxy statement/prospectus. You can find information about Chittenden’s directors and executive officers in the proxy statement for Chittenden’s annual meeting of shareholders filed with the SEC on March 9, 2007.

[1]	Chittenden’s subsidiaries are Chittenden Trust Company, The Bank of Western Massachusetts, Flagship Bank and Trust Company, Maine Bank & Trust Company, Ocean Bank and Merrill Merchants Bank. Chittenden Trust Company also operates under the names Chittenden Bank, Chittenden Services Group, Chittenden Mortgage Services and Chittenden Commercial Finance, and it owns Chittenden Insurance Group, LLC and Chittenden Securities, LLC.

CHITTENDEN CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In Thousands)

	9/30/07	6/30/07	3/31/07	12/31/06	9/30/06
Assets:
Cash and Cash Equivalents	$276,115	$361,240	$232,259	$199,358	$145,393

Securities Available For Sale	919,066	918,214	1,205,593	1,137,352	1,231,369
FRB / FHLB Stock	9,138	9,136	15,027	13,403	16,124
Loans Held For Sale	17,891	23,495	21,991	17,354	21,646

Loans:
Commercial & Industrial (C&I)	937,034	944,752	865,347	853,839	854,475
Municipal	159,076	115,972	159,459	141,522	144,152
Multi-Family	245,510	254,068	247,029	216,049	213,153
Commercial Real Estate	2,155,342	2,103,461	1,977,258	1,942,685	1,933,279
Construction	269,349	239,493	217,068	232,000	211,187
Residential Real Estate	859,048	849,557	749,018	751,450	749,106
Home Equity Credit Lines	352,747	344,210	319,235	322,124	325,814
Consumer	258,279	258,168	231,221	237,541	246,394

Total Loans	5,236,385	5,109,681	4,765,635	4,697,210	4,677,560
Less: Allowance for Loan Losses	(67,494)	(67,400)	(62,768)	(62,160)	(62,153)

Net Loans	5,168,891	5,042,281	4,702,867	4,635,050	4,615,407

Accrued Interest Receivable	34,080	32,377	32,802	33,123	32,393
Other Assets	94,839	97,831	86,512	83,938	89,759
Premises and Equipment, net	76,066	74,151	68,541	67,036	67,952
Mortgage Servicing Rights	16,121	16,128	14,209	14,155	14,347
Identified Intangibles	20,137	20,986	14,332	14,996	15,661
Goodwill	282,448	282,448	216,038	216,038	216,038

Total Assets	$6,914,792	$6,878,287	$6,610,171	$6,431,803	$6,466,089

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:
Deposits:
Demand	$996,924	$997,538	$909,309	$966,758	$971,378
Savings	488,833	501,248	462,935	468,294	481,380
NOW	869,028	913,155	864,364	861,435	866,134
CMAs / Money Market	1,697,271	1,547,971	1,663,107	1,655,349	1,658,319
Certificates of Deposit less than $100,000	997,583	971,505	880,993	848,814	858,834
Certificates of Deposit $100,000 and Over	759,986	743,720	749,061	678,243	663,086

Total Deposits	5,809,625	5,675,137	5,529,769	5,478,893	5,499,131

Securities Sold Under Agreements to Repurchase	118,015	114,798	87,017	73,611	87,112
Other Borrowings	167,070	290,067	261,656	136,409	135,975
Accrued Expenses and Other Liabilities	73,098	75,007	67,569	71,804	63,162

Total Liabilities	6,167,808	6,155,009	5,946,011	5,760,717	5,785,380

Stockholders’ Equity:
Common Stock	52,435	52,425	50,261	50,235	50,235
Surplus	343,774	342,392	276,843	276,034	274,834
Retained Earnings	491,777	478,499	479,271	468,331	454,985
Treasury Stock, at cost	(135,931)	(139,535)	(126,987)	(105,666)	(85,613)
Accumulated Other Comprehensive Income	(9,387)	(14,369)	(21,263)	(24,008)	(19,470)
Directors Deferred Compensation to be Settled in Stock	6,405	6,164	6,035	6,160	5,738
Unearned Portion of Employee Restricted Stock	(2,089)	(2,298)	—	—	—

Total Stockholders’ Equity	746,984	723,278	664,160	671,086	680,709

Total Liabilities and Stockholders’ Equity	$6,914,792	$6,878,287	$6,610,171	$6,431,803	$6,466,089

CHITTENDEN CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(In Thousands, except for per share amounts)

	For the Three Months Ended		For the Nine Months Ended
	9/30/07	9/30/06	9/30/07	9/30/06
Interest Income:
Loans	$93,816	$82,743	$264,405	$234,555
Investments	12,786	13,539	38,938	42,353

Total Interest Income	106,602	96,282	303,343	276,908

Interest Expense:
Deposits	36,339	28,868	101,226	77,648
Borrowings	3,387	4,689	14,506	13,487

Total Interest Expense	39,726	33,557	115,732	91,135

Net Interest Income	66,876	62,725	187,611	185,773
Provision for Credit Losses	2,000	1,670	5,000	4,953

Net Interest Income after Provision for Credit Losses	64,876	61,055	182,611	180,820

Noninterest Income:
Investment Management and Trust	6,614	5,233	18,464	15,708
Service Charges on Deposits	4,458	4,277	13,022	12,564
Mortgage Servicing	449	382	2,151	1,702
Gains on Sales of Loans, Net	1,410	1,624	4,117	4,897
Losses on Sales of Securities	—	—	(14,137)	—
Credit Card Income, Net	1,377	1,376	3,794	3,837
Insurance Commissions, Net	1,141	1,275	4,690	4,750
Other	5,910	1,970	12,113	8,794

Total Noninterest Income	21,359	16,137	44,214	52,252

Noninterest Expense:
Salaries	27,188	23,200	74,431	69,906
Employee Benefits	5,685	5,637	17,070	16,987
Net Occupancy	6,119	5,705	18,453	17,635
Data Processing	1,191	1,034	3,397	2,987
Amortization of Intangibles	849	665	2,240	1,994
Merger Costs	—	—	4,130	—
Other	10,977	9,777	32,126	30,545

Total Noninterest Expense	52,009	46,018	151,847	140,054

Income Before Income Taxes	34,226	31,174	74,978	93,018
Income Tax Expense	10,205	9,449	21,893	30,086

Net Income	$24,021	$21,725	$53,085	$62,932
Basic Earnings Per Share	$0.52	$0.47	$1.16	$1.36

Diluted Earnings Per Share	0.51	0.47	1.15	1.34
Dividends Per Share	0.22	0.20	0.64	0.58

CHITTENDEN CORPORATION

SELECTED QUARTERLY FINANCIAL DATA

(Unaudited)

(In thousands, except ratios and per share amounts)

	9/30/07	6/30/07	3/31/07	12/31/06	9/30/06
Selected Financial Ratios
Return on Average Tangible Equity [1]	22.48%	8.92%	18.93%	20.25%	20.20%
Core Return on Average Tangible Equity [1]	22.48%	20.61%	18.93%	20.25%	20.20%
Return on Average Equity	13.04%	5.35%	12.21%	13.20%	13.00%
Core Return on Average Equity [1]	13.04%	12.75%	12.21%	13.20%	13.00%
Return on Average Tangible Assets [1]	1.49%	0.60%	1.34%	1.47%	1.41%
Core Return on Average Tangible Assets [1]	1.49%	1.38%	1.34%	1.47%	1.41%
Return on Average Assets	1.39%	0.55%	1.26%	1.39%	1.33%
Core Return on Average Assets [1]	1.39%	1.30%	1.26%	1.39%	1.33%
Net Yield on Earning Assets	4.33%	4.14%	4.06%	4.29%	4.23%
Efficiency Ratio[1]	57.90%	57.16%	58.72%	54.56%	55.91%

Tangible Capital Ratio	6.72%	6.39%	6.80%	7.10%	7.20%
Leverage Ratio	6.84%	8.73%	9.11%	9.24%	9.24%
Tier 1 Capital Ratio	8.20%	10.26%	10.93%	11.56%	11.59%
Total Capital Ratio	11.74%	13.83%	14.52%	12.78%	12.80%

Common Share Data
Common Shares Outstanding	46,628	46,464	44,722	45,360	45,994
Weighted Average Shares Outstanding	46,559	45,187	45,105	45,745	45,982
Weighted Average and Common Equivalent Shares Outstanding	47,422	45,746	45,750	46,388	46,504

Book Value per Share	$16.02	$15.57	$14.85	$14.79	$14.80
Tangible Book Value per Share[1]	$9.53	$9.04	$9.70	$9.70	$9.76

Credit Quality Data
Nonperforming Assets (NPAs)	$29,086	$29,539	$23,312	$20,358	$26,089
90 days past due and still accruing	3,810	4,141	3,930	3,352	3,196
NPAs to Loans Plus OREO	0.56%	0.58%	0.49%	0.43%	0.56%

Allowance for Loan Losses	$67,494	$67,400	$62,768	$62,160	$62,153
Reserve for Unfunded Commitments[2]	1,172	1,226	1,200	1,200	1,200

Allowance for Credit Losses (ACL)	$68,666	$68,626	$63,968	$63,360	$63,353

ACL to Loans	1.31%	1.34%	1.34%	1.35%	1.35%
ACL to Loans (excluding Municipals)	1.35%	1.37%	1.39%	1.39%	1.40%
ACL to Nonperforming Loans	238.41%	235.72%	274.75%	315.32%	248.90%

Charge-offs	$2,635	$1,663	$1,617	$3,070	$2,093
Recoveries	729	741	725	1,110	506

Net Charge-offs	$1,906	$922	$892	$1,960	$1,587

Net Charge-offs to Average Loans	0.04%	0.02%	0.02%	0.04%	0.03%

QTD Average Balance Sheet Data
Securities	$928,061	$1,056,954	$1,191,388	$1,201,734	$1,269,907
Loans, Net	5,149,631	4,855,054	4,663,406	4,632,538	4,626,194
Earning Assets	6,250,927	6,107,388	5,927,704	5,926,319	5,959,599
Total Assets	6,847,578	6,637,111	6,427,488	6,426,533	6,482,127
Deposits	5,764,915	5,509,524	5,365,049	5,434,889	5,442,894
Borrowings	280,709	383,029	328,039	249,344	312,430
Stockholders’ Equity	730,560	677,370	664,993	677,244	662,964

1.	Reconciliation of non-GAAP measurements to GAAP

	For the nine months ended 9/30/07
Net income (GAAP)	$53,085

Losses on sales of securities (after tax)	9,676
Non recurring charge for Merrill Merchants (after tax)	2,859

Core net income (non-GAAP) (D)	$65,620
Fully diluted earnings per share decrease (GAAP)	$1.15

Fully diluted core earnings per share increase (non-GAAP)	$1.42

	9/30/07	6/30/07	3/31/07	12/31/06	9/30/06
Net Income (GAAP)	$24,021	$9,039	$20,025	$22,536	$21,009
Amortization of core deposit intangible, net of tax	552	472	432	432	431

Tangible Net Income (A)	$24,573	$9,511	$20,457	$22,968	$21,440

Average Equity (GAAP)	$730,560	$677,370	$664,993	$677,244	$661,020
Average Core Deposit Intangible	20,586	16,430	14,662	15,328	16,659
Average Deferred Tax on CDI	(6,181)	(4,669)	(3,993)	(4,168)	(4,435)
Average Goodwill	282,448	237,932	216,038	216,038	216,038

Average Tangible Equity (B)	$433,707	$427,677	$438,286	$450,046	$432,758

Return on Average Tangible Equity (A) / (B)	22.48%	8.92%	18.93%	20.25%	19.87%
Core Return on Average Tangible Equity (D) / (B	22.48%	20.61%	18.93%	20.25%	19.87%

Average Assets (GAAP)	$6,847,578	$6,637,111	$6,427,488	$6,426,533	$6,462,457
Average Core Deposit Intangible	20,586	16,430	14,662	15,328	16,659
Average Deferred Tax on CDI	(6,181)	(4,669)	(3,993)	(4,168)	(4,435)
Average Goodwill	282,448	237,932	216,038	216,038	216,038

Average Tangible Assets (C)	$6,550,725	$6,387,418	$6,200,781	$6,199,335	$6,234,195

Return on Average Tangible Assets (A) / (C)	1.49%	0.60%	1.34%	1.47%	1.38%
Core Return on Average Tangible Assets (D) / (C)	1.49%	1.38%	1.34%	1.47%	1.38%

Efficiency Ratio: is computed by dividing total noninterest expense (less oreo expense, amortization expense, franchise tax and any nonrecurring items) by the sum of net interest income on a tax equivalent basis and total noninterest income (exclusive of gains and losses from bank investment securities, and nonrecurring items). Chittenden uses this non-GAAP measure, which is used widely in the banking industry, to provide important information regarding its operational efficiency, e.g. ($52,009-$26-$849-$755) / ($68,058+$21,359-$2,412) = 57.90%.

Tangible book value per share: is computed by subtracting goodwill and identified intangibles from equity, and dividing the resultant number by common shares outstanding, e.g. ($746,984-$20,137-$282,448) / 46,628= $9.53.

While Chittenden’s management uses non-GAAP measures for operational and investment decisions and believes that these measures are among several useful measures for understanding its operating results and financial condition, these measures should not be construed as a substitute for GAAP measures. Non-GAAP measures should be read and used in conjunction with Chittenden’s reported GAAP operating results and financial information.

2.	The reserve for unfunded commitments is included in other liabilities on the accompanying consolidated balance sheet.